                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. )1

                         AMBASSADORS INTERNATIONAL, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   023178 10 6
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                                 (CUSIP number)

                              STEVEN WOLOSKY, ESQ.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 7, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 8 Pages)

--------
1           The remainder of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The  information  required on the remainder of this cover page shall not be deemed to be "filed"  for the  purpose  of  Section 18 of the  Securities
Exchange Act of 1934 or otherwise  subject to the liabilities of that section of the Act but shall be subject to all other  provisions of the Act  (however,  see the Notes).

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CUSIP No. 023178 10 6                   13D             Page 2 of 8 Pages
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================================================================================
     1           NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              MLF Investments, LLC - 59-3755675
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     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|X|
                                                                          (b)|_|
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     3           SEC USE ONLY

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     4           SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
    SHARES
BENEFICIALLY                      0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                  446,750 shares
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                0 shares
                 ---------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  564,900 shares
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       564,900 shares
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     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        |_|
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.73%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                       OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 023178 10 6                   13D             Page 3 of 8 Pages
--------------------------------                      --------------------------

================================================================================
     1           NAME OF REPORTING PERSONS
                 I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                              Matthew L. Freshbach
--------------------------------------------------------------------------------
     2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|X|
                                                                          (b)|_|
--------------------------------------------------------------------------------
     3           SEC USE ONLY

--------------------------------------------------------------------------------
     4           SOURCE OF FUNDS*
                       AF
--------------------------------------------------------------------------------
     5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                 PURSUANT TO ITEM 2(d) OR 2(e)          |_|
--------------------------------------------------------------------------------
     6           CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
--------------------------------------------------------------------------------
   NUMBER OF         7      SOLE VOTING POWER
    SHARES
BENEFICIALLY                      0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH
                 ---------------------------------------------------------------
                     8      SHARED VOTING POWER

                                  446,750 shares
                 ---------------------------------------------------------------
                     9      SOLE DISPOSITIVE POWER

                                0 shares
                 ---------------------------------------------------------------
                    10      SHARED DISPOSITIVE POWER

                                  564,900 shares
--------------------------------------------------------------------------------
     11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       564,900 shares
--------------------------------------------------------------------------------
     12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                 CERTAIN SHARES*        |_|
--------------------------------------------------------------------------------
     13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       5.73%
--------------------------------------------------------------------------------
     14          TYPE OF REPORTING PERSON*

                       IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------                      --------------------------
CUSIP No. 023178 10 6                   13D             Page 4 of 8 Pages
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            The  following  constitutes  the initial  Schedule  13D filed by the undersigned (the "Schedule 13D").

            Item 1.     Security and Issuer.

            This  Schedule 13D relates to the shares of common  stock,  $.01 par value (the "Common Stock") of Ambassadors  International,  Inc. (the "Company").
The address of the principal  executive offices of the Company is 1071 Camelback
Street, Newport Beach, California 92660.

            Item 2.     Identify and Background.

            This  Schedule  13D is filed by MLF  Investments,  LLC  ("MLFI") and
Matthew  L.  Feshbach,  who act as a group with  regards  to certain  aspects of shares of Common Stock.

            MLFI is a limited  liability  company,  organized and existing under the laws of the State of  Delaware.  The  principal  business of MLFI is private investment  consulting.  MLFI's business  address is 2401 West Bay Drive,  Suite
124, Largo, Florida 33770.

            Matthew L. Feshbach (together with MLFI, the "Reporting Persons") is an individual whose business  address is 2401 West Bay Drive,  Suite 124, Largo,
Florida 33770. His principal occupation is managing member of MLFI. Mr. Feshbach is a United States citizen.

            During the last five years,  neither MLFI nor Mr.  Feshbach has been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).  In  addition,  during the last five years,  neither MLFI nor Mr.
Feshbach  has  been  a  party  to  a  civil   proceeding   of  any  judicial  or
administrative body of competent  jurisdiction as a result of which it or he was or is subject to a judgment,  decree, or final order enjoining future violations of,  or  prohibiting  or  mandating  activities  subject  to,  federal  or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

            As of the date of this Schedule  13D, each of the Reporting  Persons may be deemed to beneficially  own 564,900 shares of Common Stock. The shares of
Common  Stock  are  either  held in the  name of a  private  investment  limited partnership,  of which MLFI is the general partner, or in the name of an account managed by such private  investment  limited  partnership.  Mr.  Feshbach is the managing  member of MLFI. The funds used to purchase such shares of Common Stock came from the respective funds of the private investment limited partnership and the  managed  account.  Such  shares of Common  Stock were  accumulated  through purchases made on the open market between March 20, 2002 and June 12, 2002 at an average  purchase  price of $8.99  per share of Common  Stock,  representing  an aggregate  cost of  approximately  $5,080,960.24.  No part of the funds or other consideration  used to  purchase  such  shares of Common  Stock was  borrowed or otherwise obtained for the purpose of acquiring, holding, trading, or voting the shares of Common Stock.

Item 4. Purpose of the Transaction.

            The Reporting  Persons believe that the current market prices of the shares of Common Stock are undervalued and the purchase of such shares of Common
Stock represents an attractive  investment  opportunity.  Depending upon overall market  conditions,  other investment  opportunities  available to the Reporting
Persons,  and the  availability  of shares of Common  Stock at prices that would make the purchase of additional  shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Company through,  among other things, the  purchase  of  shares  of  Common  Stock on the open  market  or in  private transactions,  on such terms and at such times as the Reporting Persons may deem advisable.

            None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -

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CUSIP No. 023178 10 6                   13D             Page 5 of 8 Pages
--------------------------------                      --------------------------

(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion of any of the actions  discussed  above.  Each of the Reporting
Persons  intends to review its  investment in the Company on a continuing  basis and engage in  discussions  with  management  and the Board of  Directors of the
Company  concerning the business,  operations  and future  plans of the Company.
The Reporting Persons are fully supportive of the Company's  publicly  announced business  plans and if the Company  requests,  the  Reporting  Persons  would be willing to introduce  acquisition  or investment  opportunities  to the Company.
Depending  on various  factors  including,  without  limitation,  the  Company's financial  position and investment  strategy,  the price levels of the shares of
Common Stock, conditions in the securities market, general economic and industry conditions,  the  Reporting  Persons  may in the future take such  actions  with respect to their investment in the Company as they deem  appropriate  including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or to change their intention with respect to any and all matters referred to in Item 4.

Item 5.Interests in Securities in the Issuer.

            (a) As of the  date  of this  Schedule  13D,  each of the  Reporting
Persons  may be deemed to be the  beneficial  owner of 564,900  shares of Common
Stock,  constituting 5.7% of the 9,855,910 shares of Common Stock outstanding as of April 30, 2002 (as  reported in the  Company's  report for the quarter  ended
March 31, 2002 on Form 10-Q).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct  the vote of  446,750  shares of Common  Stock,  or 4.5% of the shares of
Common Stock  outstanding.  Each of the  Reporting  Persons  shares the power to dispose of or to direct the  disposition of 564,900  shares of Common Stock,  or
5.7% of the shares of Common Stock outstanding.

            (c) Schedule A hereto lists the transactions effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

            (d) None

            (e) Not Applicable.

            Item 6. Contracts,  Arrangements,  Understandings  or  Relationships
            with Respect to Securities of the Issuer.

            MLF Partners,  L.P., a Delaware limited partnership of which MLFI is the general partner,  entered into a management agreement with the record holder of 118,150 shares of Common Stock  reported  herein.  The  management  agreement provides that MLF Partners, L.P. has the right to make investment decisions with respect to such shares,  including, but not limited to, their disposition.

            Item 7. Material to Be Filed as Exhibits.

            Exhibit No. 1 - Agreement to File Joint Schedule 13D.

             [The remainder of this page was purposely left blank.]

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CUSIP No. 023178 10 6                   13D             Page 6 of 8 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2002

                                               MLF Investments, LLC

                                               By:  /s/ Matthew L. Feshbach
                                                   -----------------------------
                                                   Name: Matthew L. Feshbach
                                                   Title: Managing Member

                                                 /s/ Matthew L. Feshback
                                               ---------------------------------
                                               Matthew L. Feshbach

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CUSIP No. 023178 10 6                   13D             Page 7 of 8 Pages
--------------------------------                      --------------------------

                                   SCHEDULE A

         TRANSACTIONS IN THE SHARES OF COMMON STOCK IN THE LAST 60 DAYS

A.    Transactions by the Private Investment Limited Partnership

         Shares of Common Stock
            Purchase/(Sold)              Price Per Share ($)      Date of Purchase/(Sale)
            ---------------              -------------------      -----------------------

                10,000                         9.4500                    06/11/02
                 3,150                         9.2817                    06/11/02
                 2,500                         9.0000                    05/30/02
                 9,500                         8.9800                    05/29/02
                 5,500                         8.8900                    05/28/02
                15,000                         9.0033                    05/24/02
                20,000                         8.9900                    05/23/02
                20,000                         8.9600                    05/22/02
                20,000                         9.0250                    05/21/02
                20,000                         8.9900                    05/20/02
                 1,000                         9.1700                    05/17/02
                50,000                         8.8660                    05/17/02
                45,000                         9.1700                    05/15/02
                 4,000                         8.7600                    05/13/02
                10,000                         8.7100                    05/10/02
                 3,000                         9.3700                    05/02/02
                10,000                         9.0600                    05/01/02
                30,000                         8.9900                    04/30/02
                20,000                         9.0000                    04/29/02
                15,000                         8.9100                    04/26/02
                 8,000                         8.7100                    04/25/02
                 6,500                         8.7400                    04/24/02
                10,000                         8.8300                    04/23/02
                15,100                         8.8634                    04/22/02
                 5,000                         8.9000                    04/19/02
                 5,000                         8.6900                    04/18/02
                 2,500                         8.6000                    04/17/02
                 7,000                         8.3500                    04/11/02

B.    Transactions by the Managed Account

         Shares of Common Stock
            Purchase/(Sold)              Price Per Share ($)      Date of Purchase/(Sale)
            ---------------              -------------------      -----------------------

                 5,000                         9.4532                    06/12/02
                28,550                         9.2817                    06/11/02
                10,000                         9.4500                    06/11/02
                17,100                         9.2700                    06/07/02
                 5,000                         9.2700                    06/05/02
                15,000                         9.2400                    06/04/02
                10,000                         9.2700                    06/04/02
                17,500                         9.2800                    05/31/02
                 4,000                         9.1700                    05/17/02
                 3,500                         8.7600                    05/13/02
                 2,500                         8.8300                    05/09/02

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CUSIP No. 023178 10 6                   13D             Page 8 of 8 Pages
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                                   EXHIBIT 1.1

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one statement containing the information required on Schedule 13D need be filed with respect to beneficial  ownership by each of the  undersigned  of common stock of
Ambassadors  International,  Inc.,  and that  such  statement  shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

June 17, 2002                              MLF Investments, LLC

                                           By:  /s/ Matthew L. Feshbach
                                           ----------------------------
                                           Matthew L. Feshbach, its
                                           Managing Member

                                            /s/ Matthew L. Feshbach
                                           ----------------------------
June 17, 2002                              Matthew L. Feshbach